

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2013

Via E-mail
Ms. Anna Gluskin
Chief Executive Officer
Eastgate Acquisitions Corporation
2681 East Parleys Way
Suite 204
Salt Lake City, Utah 84109

  Re: **Eastgate Acquisitions Corporation**
    Amendment No. 1 to Registration Statement on Form S-1
    Filed January 29, 2013
    File No. 333-185050

Dear Ms. Gluskin:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 7

1. We reissue comment two in our letter dated December 17, 2012. Please reconcile the disclosure added to this section regarding the pricing of the offering with the disclosure at the end of the page under the Plan of Distribution subheading.

Risk Factors, page 9

2. We reissue comment three in our letter dated December 17, 2012. Please revise the subheading of the third risk factor to clearly reflect the fact that you have identified a material weakness in your internal controls.

Business, page 21

3. We reissue comment 5 in our letter dated December 17, 2012. Please provide the basis
    for the statements about your technology and proposed products throughout the
    prospectus. For example, and without limitation, provide the basis for your belief that
    your delivery methods "will significantly decrease requirements for preclinical
    investigations and clinical testing, accelerate the clinical approval process, shorten the
    time to market, and simplify the steps of the product development process." Provide us
    supplementally with copies of any reports or other sources that provide the basis for the
    statements made. Provide information in a table or other clearly marked format to reflect
    the section(s) that provide the basis for the various statements made.

4. We note your disclosure on page 22 that in October 2012, Eastgate Pharmaceuticals Inc.,
    a Province of Ontario, Canada corporation, became a wholly owned subsidiary of the
    company. Please revise to clarify how this entity became a wholly owned subsidiary of
    the company. Please also revise to describe the current legal and operating relationship
    between the company and this entity, including the distribution arrangement.

5. When discussing your products throughout the prospectus, provide clear disclosure that
    these are proposed products. Also, disclose the current status of development of each
    proposed product.

6. According to the disclosure on page 36, your business plan is to market only the natural
    products during the first year and to add new natural products in each of the first three
    years. Please revise the business section and the prospectus, as needed, to provide clear
    emphasis on the proposed products that are the focus of the beginning of the business
    plan.

7. Please discuss the material terms of the agreement with Mediq Dansmark.

Technology and Products, page 24

8. Please clarify in the discussion of Metformin whether this is currently approved for OTC
    application. If not, revise the section heading and provide clear disclosure regarding the
    FDA or Canadian regulatory approval process. Also, provide the basis for your belief
    that you would be able to get OTC approval for this product in Canada.

9. We reissue comment nine in our letter dated December 17, 2012. Many of the statements
    discussing the natural health products appear to be making medical claims. Please
    provide us with your analysis as to how such claims are consistent with FDA regulations
    regarding claims made with respect to natural health products.

Natural Health Products, page 31

    10. Please disclose whether any of the natural health products described in your registration statement contain "new dietary ingredients." If so, please clarify whether there is a waiting period after notifying the FDA of the intent to market a dietary supplement containing "new dietary ingredients."

Competition, page 34

    11. We reissue comment ten in our letter dated December 17, 2012. Please discuss the competitive conditions in the industry and your competitive position in the industry, as required by Item 101(h)(4)(iv) of Regulation S-K. We note that many of your competitors have longer operating histories and greater financial resources.

Research and Development, page 36

    12. Please revise the disclosure in this section to update the information, as previously requested in comment 12 in our letter dated December 17, 2012. You continue to refer to information prior to the acquisition in this section.

    13. Please clarify whether you intend to seek regulatory approval for your prescription products in non-US countries. If so, please discuss your strategy in that respect and the estimated costs and time frame for the regulatory approval process in each such country.

    14. We partially reissue comment 8 in our letter dated December 17, 2012. Please discuss in greater detail the estimated costs and time frame for developing each proposed product itself, in addition to the current disclosure regarding the costs and timing of the FDA process. Also, clarify whether you plan on developing all of the proposed products at once or whether you have prioritized the development of the proposed products. Please discuss the impact a lack of funding would have upon the timing of the development and approval process for your proposed products.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Results of Operations, page 39

    15. We reissue comment 13 in our letter dated December 17, 2012. Please revise your disclosure to describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your proposed business, as required by Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources, page 39

16. Please provide the basis for your statement that you believe you have sufficient funds to carry on general operations for the next four months. Also, please provide the cash balance as of a recent date.

Future Financing, page 40

17. We note your disclosure regarding the agreements you entered into with Kodiak Capital, LLC on December 31, 2012 relating to an equity line financing arrangement. We also note your disclosure that before the investment agreement becomes effective, your common stock must be accepted for quotation on the OTCBB and you must have an effective registration statement to cover the shares that may be issued under the investment agreement. We do not believe that the private placement with Kodiak Capital is complete, since the essential term of the agreement is missing, namely the purchase price. At the time the equity line was entered into, Eastgate Acquisitions had no trading market. As such, there can be no agreement between the parties as to the purchase price that is based upon a "market price." Please revise your disclosure to remove any implication that there is an existing equity line arrangement with Kodiak Capital that provides the company with a viable mechanism to obtain needed financing. Similarly, revise the references to the equity line of credit under the Research and Development subheading on page 36 and under the Liquidity and Capital Resources subheading on page 40.

Relationships and Related Party Transactions, page 45

18. We partially reissue comment 26 in our letter dated December 17, 2012. Please provide the disclosure required by Item 404(a)(3) and (4) of Regulation S-K with respect to the Acquisition Agreement. We direct your attention to Note 4 to the financial statements for the period ended September 30, 2012. Also, disclose the nature of the affiliation of TGT Management Inc. as required by Item 404(a)(1) of Regulation S-K.

Executive Compensation, page 45

19. Please update the information in this section to include the most recent fiscal year ended December 31, 2012.

Financial Statements as of December 31, 2011 and 2010, page 48

20. Please revise to included updated financial statements for the year ended December 31, 2012 as required in Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page 50

21. We note your response to comment 29 in our letter dated December 17, 2012. As previously requested, please amend the Form 10-K filed on April 11, 2012 to revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (September 8, 1999) through December 31, 2011.

Exhibits

22. We note your disclosure on page 45 regarding a related party payable owed to Anna Gluskin and Williams Investment Company that "bears interest at 10 percent, is unsecured and is due and payable upon demand." Please file any agreements relating to this related party payable as exhibits. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

23. We reissue comment 30 in our letter dated December 17, 2012. Please file as an exhibit a complete copy of the articles as amended as required by Item 601(b)(3)(i) of Regulation S-K.

24. Please file executed versions of Exhibits 10.4 and 10.5. Also, please file Exhibits 10.5 and 10.6 in their entirety, including all exhibits, schedules and/or attachments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director